                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Date of the Report: September 30, 2009

                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 NAHAL HARIF ST., YAVNE, ISRAEL 81106
                    (Address of principal executive offices)

                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                EXPLANATORY NOTE

Attached hereto and incorporated by reference herein are the following:

ITEM 1 -  Consolidated financial statements of G. Willi-Food International Ltd.
          for the six month period ended June 30, 2009, prepared in accordance with International Financial Reporting Standards ("IFRS") (these financial statements are in addition to the second quarter 2009 results that were contained in a press release dated August 27, 2009 and filed under Form 6-K that day):

          a.   Condensed Consolidated Balance Sheets as of June 30, 2009
               (unaudited) and December 31, 2008.

          b.   Condensed Consolidated Statements of Operations for the six and
               three month periods ended June 30, 2009 and June 30, 2008
               (unaudited).

          c.   Statements of Shareholders' Equity for the period ended June 30,
               2009 (unaudited).

          d.   Condensed Consolidated Statements of Cash Flows for the six and
               three month periods ended June 30, 2009 and June 30, 2008
               (unaudited).

          e.   Notes to Condensed Consolidated Financial Statements.

ITEM 2 -  Management's Discussion and Analysis of Financial Condition and
          Results of Operation.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Company.

                                   SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

                                                By: /s/ Ety Sabach
                                                ------------------
                                                Ety Sabach
                                                Chief Financial Officer

Dated: September 30, 2009

ITEM 1

                        G. WILLI-FOOD INTERNATIONAL LTD.
              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Condensed Consolidated Balance Sheets as of June 30, 2009
       (unaudited) and December 31, 2008.                                    F-2

2.     Condensed Consolidated Statements of Operations for the six
       and three month periods ended June 30, 2009 and June 30, 2008
       (unaudited).                                                          F-3

3.     Statements of Shareholders' Equity for the period ended
       June 30, 2009 (unaudited).                                            F-4

4.     Condensed Consolidated Statements of Cash Flows for the six
       and three month periods ended June 30, 2009 and June 30, 2008
       (unaudited).                                                          F-5

5.     Notes to Condensed Consolidated Financial Statements.                 F-7

                                     F - 1

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  JUNE 30,   DECEMBER 31,   JUNE 30,   DECEMBER 31,
                                                                  --------     --------     --------     --------
                                                                   2 0 0 9     2 0 0 8      2 0 0 9       2 0 0 8
                                                                  --------     --------     --------     --------
                                                                           NIS                   US DOLLARS (*)
                                                                  ---------------------     ---------------------
                                                                                   (IN THOUSANDS)
                                                                  -----------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                           95,250       78,749       24,305       20,094
Financial assets carried at fair value through profit or loss       12,150        9,367        3,100        2,390
Trade receivables                                                   82,383       79,599       21,021       20,311
Other receivables and prepaid expenses                               4,230        3,987        1,079        1,017
Current tax assets                                                     351        2,456           90          627
Inventories                                                         20,513       34,417        5,234        8,782
                                                                  --------     --------     --------     --------
TOTAL CURRENT ASSETS                                               214,877      208,575       54,829       53,221
                                                                  --------     --------     --------     --------

FIXED ASSETS
Cost                                                                56,056       55,574       14,304       14,181
Less: accumulated depreciation and amortization                     15,069       13,467        3,845        3,436
                                                                  --------     --------     --------     --------
                                                                    40,987       42,107       10,459       10,745
                                                                  --------     --------     --------     --------

Prepaid expenses                                                    12,975       12,539        3,311        3,199
Goodwill                                                             3,829        3,829          977          977
Intangible assets                                                    4,961        5,181        1,266        1,322
Deferred taxes                                                         454        1,111          116          283
                                                                  --------     --------     --------     --------
TOTAL NON-CURRENT ASSETS                                            63,206       64,767       16,129       16,526
                                                                  ========     ========     ========     ========
                                                                   278,083      273,342       70,958       69,747
                                                                  ========     ========     ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank credit                                              16,498       17,562        4,210        4,481
Trade payables                                                      46,568       53,728       11,883       13,710
Accruals                                                             5,328        6,197        1,360        1,581
Current tax liabilities                                              2,054        1,050          524          268
Other payables and accrued expenses                                  6,607        4,971        1,685        1,268
Employees Benefits                                                   2,384        2,544          608          649
                                                                  --------     --------     --------     --------
TOTAL CURRENT LIABILITIES                                           79,439       86,052       20,270       21,957
                                                                  --------     --------     --------     --------

NON-CURRENT LIABILITIES

Long-term bank loans                                                   144          267           37           68
Deferred taxes                                                         259          442           66          113
Warrants to issue shares                                                 -            5            -            1
Employees Benefits                                                   1,005          994          256          254
                                                                  --------     --------     --------     --------
TOTAL LONG TERM LIABILITIES                                          1,408        1,708          359          436
                                                                  --------     --------     --------     --------

SHAREHOLDERS' EQUITY

Share capital NIS 0.10 par value (authorized - 50,000,000
  shares, issued and outstanding - 10,267,893 shares                 1,113        1,113          284          284
Premium                                                             59,056       59,056       15,069       15,069
Capital fund                                                           247          247           63           63
Foreign currency translation reserve                                   324          369           83           94
Retained earnings                                                  122,942      111,447       31,371       28,438
Noncontrolling interest                                             13,554       13,350        3,459        3,406
                                                                  --------     --------     --------     --------
                                                                   197,236      185,582       50,329       47,354
                                                                  ========     ========     ========     ========
                                                                   278,083      273,342       70,958       69,747
                                                                  ========     ========     ========     ========

(*)  Convenience translation into U.S. dollars

                                     F - 2

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                          SIX MONTHS                   THREE MONTHS                  SIX MONTHS
                                   -------------------------     -------------------------     -------------------------
                                                         ENDED JUNE 30,                              ENDED JUNE 30,
                                   -------------------------------------------------------     -------------------------
                                     2 0 0 9        2 0 0 8       2 0 0 9        2 0 0 8         2 0 0 9        2 0 0 8
                                   ----------     ----------     ----------     ----------     ----------     ----------
                                                             NIS                                     US DOLLARS (*)
                                   -------------------------------------------------------     -------------------------
                                                  I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                   -------------------------------------------------------------------------------------

Sales                                 179,328        185,481         83,758         79,036         45,758         47,328
Cost of sales                         139,674        138,659         65,893         62,271         35,640         35,381
                                   ----------     ----------     ----------     ----------     ----------     ----------

GROSS PROFIT                           39,654         46,822         17,865         16,765         10,118         11,947
                                   ----------     ----------     ----------     ----------     ----------     ----------

 Selling expenses                      15,427         17,538          7,462          8,436          3,936          4,475
 General and administrative
expenses                               10,887         13,901          5,463          7,752          2,778          3,547
 Other (income) expense                (1,333)         1,981         (1,238)         1,981           (340)           505
                                   ----------     ----------     ----------     ----------     ----------     ----------

Total operating expenses               24,981         33,420         11,687         18,169          6,374          8,527
                                   ----------     ----------     ----------     ----------     ----------     ----------

OPERATING INCOME (EXPENSE)             14,673         13,402          6,178         (1,404)         3,744          3,420

Financial income                          935         (1,514)           263           (771)           239           (386)
Financial expense                         646            (75)           (69)        (1,042)           165            (19)
                                   ----------     ----------     ----------     ----------     ----------     ----------

 Income (expense) before  taxes
  on income                            14,962         11,963          6,510         (1,133)         3,818          3,053
 Taxes on income                        2,883          3,750          1,189            312            736            957
                                   ----------     ----------     ----------     ----------     ----------     ----------

 INCOME (LOSS)  AFTER TAXES ON
  INCOME                               12,079          8,213          5,321         (1,445)         3,082          2,096
                                   ==========     ==========     ==========     ==========     ==========     ==========

RELATED TO:
Company Shareholders'                  11,495          6,609          5,319         (1,986)         2,933          1,687
 Minority interest                        584          1,604              2            541            149            409
                                   ----------     ----------     ----------     ----------     ----------     ----------

NET INCOME (LOSS)                      12,079          8,213          5,321         (1,445)         3,082          2,096
                                   ==========     ==========     ==========     ==========     ==========     ==========

Earnings per share data:

Earnings per share:

Basic                                    1.12           0.64           0.52          (0.19)          0.29           0.16
                                   ==========     ==========     ==========     ==========     ==========     ==========

Diluted                                  1.12           0.64           0.52          (0.19)          0.29           0.16
                                   ==========     ==========     ==========     ==========     ==========     ==========

Shares used in computing basic
  and diluted earnings per
  ordinary share:                  10,267,893     10,267,893     10,267,893     10,267,893     10,267,893     10,267,893
                                   ==========     ==========     ==========     ==========     ==========     ==========

(*)  Convenience translation into U.S. dollars.

                                     F - 3

                        G. WILLI-FOOD INTERNATIONAL LTD.
                  CONDENSED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                       FOREIGN
                                                                       CURRENCY
                                        SHARE      SHARE    CAPITAL   TRANSLATION  RETAINED     GROSS   NONCONTROLLING
                                       CAPITAL    PREMIUM     FUND    ADJUSTMENTS  EARNINGS     AMOUNT     INTEREST      TOTAL
                                       -------    -------    -------    -------     -------     -------     -------     -------
                                                                                NIS
                                       ----------------------------------------------------------------------------------------
                                                                          (IN THOUSANDS)
                                       ----------------------------------------------------------------------------------------

BALANCE - JANUARY 1, 2008                1,113     59,056          -       (414)    112,233     171,988      18,619     190,607

Currency translation differences             -          -          -        783           -         783         (41)        742
Noncontrolling interests in newly
acquired subsidiary                          -          -          -          -           -           -       3,350       3,350
Purchase of noncontrolling interest          -          -        247          -           -         247      (9,362)     (9,115)
Dividend paid to noncontrolling
interests                                    -          -          -          -           -           -        (269)       (269)
Net income for the period                    -          -          -          -        (786)       (786)      1,053         267
                                       -------    -------    -------    -------     -------     -------     -------     -------

BALANCE - DECEMBER 31, 2008              1,113     59,056        247        369     111,447     172,232      13,350     185,582

Currency translation differences             -          -          -        (45)          -         (45)         90          45
Dividend paid to noncontrolling
interests                                    -          -          -          -           -           -        (101)       (101)
Disposal of subsidiary                       -          -          -          -           -           -        (369)       (369)
Net income for the period                    -          -          -          -      11,495      11,495         584      12,079
                                       -------    -------    -------    -------     -------     -------     -------     -------

BALANCE - JUNE 30, 2009                  1,113     59,056        247        324     122,942     183,682      13,554     197,236
                                       =======    =======    =======    =======     =======     =======     =======     =======

                                     F - 4

                        G. WILLI-FOOD INTERNATIONAL LTD.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     SIX MONTHS                THREE MONTHS                 SIX MONTHS
                                               ----------------------      ----------------------      ----------------------
                                                                 ENDED JUNE 30,                             ENDED JUNE 30,
                                               --------------------------------------------------      ----------------------
                                               2 0 0 9       2 0 0 8       2 0 0 9       2 0 0 8      2 0 0 9(*)     2 0 0 8(*)
                                               --------      --------      --------      --------      --------      --------
                                                                       NIS                                    US DOLLARS
                                               --------------------------------------------------      ----------------------
                                                                               (IN THOUSANDS)
                                               ------------------------------------------------------------------------------

CASH FLOWS - OPERATING ACTIVITIES
Profit for the period                            12,079         8,213         5,321        (1,445)        3,082         2,096
ADJUSTMENTS TO RECONCILE NET INCOME TO
NET CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                     2,332         2,266         1,166         1,173           595           578
Deferred expenses                                   462           166           287            82           118            42
Deferred income taxes                               474           496          (300)          334           121           127
Capital Gain on disposal of property
plant and equipment                                (107)            -           (12)            -           (27)            -
Capital Gain on disposal of subsidiary           (1,226)            -        (1,226)            -          (313)            -
Unrealized loss (gain) on marketable
securities                                       (1,604)          306          (527)         (204)         (409)           78
Revaluation of loans from banks and others           52            31           (39)          158            13             8
Change in value of warrants to issue
shares                                               (5)         (939)            -          (626)           (1)         (240)
Employees benefit, net                               11            84           (34)           66             3            21
CHANGES IN ASSETS AND LIABILITIES:
Decrease (Increase) in:
Trade accounts receivable                        (4,122)          (18)        8,222        22,018        (1,052)           (6)
Receivables and other current assets              2,786          (368)         (687)        1,219           711           (94)
Inventory                                        13,521        (3,996)       13,530        16,870         3,450        (1,019)

Increase (Decrease) in:
Trade accounts payable                           (5,857)       (3,647)        2,450       (10,444)       (1,495)         (930)
Payables and other current liabilities            1,870         3,815         1,971        (3,653)          477           974
                                               --------      --------      --------      --------      --------      --------

NET CASH PROVIDED BY OPERATING ACTIVITIES        20,666         6,409        30,122        25,548         5,273         1,635
                                               --------      --------      --------      --------      --------      --------

(*)  Convenience translation into U.S. dollars.

                                     F - 5

                        G. WILLI-FOOD INTERNATIONAL LTD.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    SIX MONTHS                THREE MONTHS                 SIX MONTHS
                                              ----------------------      ----------------------      ----------------------
                                                                ENDED JUNE 30,                            ENDED JUNE 30,
                                              --------------------------------------------------      ----------------------
                                              2 0 0 9       2 0 0 8       2 0 0 9       2 0 0 8      2 0 0 9(*)     2 0 0 8(*)
                                              --------      --------      --------      --------      --------      --------
                                                                     NIS                                    US DOLLARS
                                              --------------------------------------------------      ----------------------
                                                                              (IN THOUSANDS)
                                              ------------------------------------------------------------------------------

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from realization (purchase) of
marketable securities, net                      (1,179)       (1,452)          617        (1,823)         (300)         (371)
Purchase of additional shares in
subsidiary                                           -        (9,250)            -             -             -        (2,360)
Purchase of subsidiaries                             -        (7,108)            -          (880)            -        (1,814)
Disposal of subsidiary                              (7)            -            (7)            -            (2)            -
Acquisition of property plant and
equipment                                       (1,223)       (1,714)         (185)         (723)         (312)         (437)
Additions to intangible assets                      (7)          (50)            -           (50)           (2)          (13)
Additions to prepaid expenses                     (997)       (1,001)         (820)         (477)         (254)         (255)
Long term deposit, net                              (3)          (35)          (21)           13            (1)           (9)
Proceeds from sale of property plant and
Equipment                                          205             -           110             -            52             -
                                              --------      --------      --------      --------      --------      --------

NET CASH USED IN INVESTING ACTIVITIES           (3,211)      (20,610)         (306)       (3,940)         (819)       (5,259)
                                              --------      --------      --------      --------      --------      --------

CASH FLOWS - FINANCING ACTIVITIES

Dividend paid to noncontrolling interests         (101)            -          (101)            -           (25)            -
Short-term bank credit, net                       (618)            -        (2,722)         (140)         (158)            -
Repayment of loans                                (991)       (2,403)         (435)       (2,041)         (253)         (613)
Proceeds of loans                                  615         1,951           185         1,198           157           498
                                              --------      --------      --------      --------      --------      --------

NET CASH USED IN FINANCING ACTIVITIES           (1,095)         (452)       (3,073)         (983)         (279)         (115)
                                              --------      --------      --------      --------      --------      --------

INCREASE IN CASH AND CASH EQUIVALENTS           16,360       (14,653)       26,743        20,625         4,175        (3,739)
                                              --------      --------      --------      --------      --------      --------
CASH AND CASH EQUIVALENTS  AT THE
  BEGINNING OF THE FINANCIAL PERIOD             78,749        61,649        68,563        26,189        20,094        15,730

NET FOREIGN EXCHANGE DIFFERENCE ON CASH
  AND CASH EQUIVALENTS                             140          (284)          (57)         (102)           35           (72)
                                              ========      ========      ========      ========      ========      ========
CASH AND CASH EQUIVALENTS OF THE END OF
  THE FINANCIAL PERIOD                          95,249        46,712        95,249        46,712        24,304        11,919
                                              ========      ========      ========      ========      ========      ========

(*)  Convenience translation into U.S. dollars.

                                     F - 6

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

     The unaudited Condensed Interim Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2008 included in the Company's Annual
     Report on Form 20-F.

     The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as
     issued by the International Accounting Standards Board ("IASB").

     The unaudited condensed consolidated financial statements of which these notes are a part, have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of our management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation of the financial information as of and for the periods presented have been included.

     ACCOUNTING POLICIES

     The significant accounting policies followed in the preparation of these interim financial statements are identical to those applied in the preparation of the latest annual financial statements.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATION

     Certain amounts in prior years' financial statements have been reclassified in order to conform to 2009 presentation

NOTE 2 - MATERIAL EVENTS

     1. On April 16, 2009 the Company was served with a purported class action lawsuit which had been filed against the Company. The complaint alleges that the Company misled its customers by illegal marking of a product that the Company imports and sells as "suger free", according to The Israeli
     Consumer Protection Law, 1981.

     The group which the lawsuit desires to represent are any Israeli resident who bought this product due to such person's preference for a suger free or a reduced suger product (the "Group"). According to the plaintiff, the
     Group consists of 2,000 customers. The plaintiff appraises its own damages at NIS 2,000 (approximately USD 510) and the damages of the entire Group to be NIS 4 million (approximately USD 1 million).

     On July 13, 2009 the Company filed its statement of response. Given the early stage of these proceedings, the Company is unable at this point to assess the risks involved.

                                     F - 7

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - MATERIAL EVENTS (CONT.)

     2. On May 14, 2009 the Company received a notice from the minority shareholders of Shamir Salads (2006) Ltd. ("Shamir Salads" and the
     "Sellers", respectively), with whom the Company had entered into a January
     2, 2008 agreement to purchase approximately 51% of the shares of Shamir
     Salads (the "Shamir Agreement"), cancelling the Shamir Agreement due to an alleged violation of the Agreement by the Company. In addition, on May 18,
     2009, the Sellers notified the Company that the board of directors and the shareholders of Shamir Salads had convened without the Company's board and shareholder representatives and resolved to cancel the Shamir Agreement, change Shamir Salads' board composition and signatory rights, and replace the articles of association of Shamir Salads depriving the Company of its board representation and signatory rights in Shamir Salads.

     The Company's position is that the Sellers' actions referred to above are illegal, violate the Shamir Agreement and Shamir Salads' articles of association and were not properly authorized by Shamir Salads. The Company believes that the actions taken by the Sellers are in response to the claim by the Company that the Sellers return a portion of the advance payment made by the Company to the Sellers in connection with the acquisition of shares in Shamir Salads. The Company has claimed that the Sellers made false representations to the Company as to the 2008 financial results of
     Shamir Salads, inflating the amount of the advance payment made by the
     Company, and the Sellers have not responded to this claim.

     The Company submitted an urgent application to the district court in Tel
     Aviv requesting, among other things, a declaratory judgement that the
     Shamir Agreement is in full force and effect and various injunctions against the Sellers.

     On May 27, 2009, the district court in Tel Aviv issued a temporary injunction against the Sellers. Pursuant to the injunction issued by the court, the Sellers are prohibited from taking any action not in accordance with the signatory rights in Shamir Salads in effect prior to May 18, 2009, performing any disposition of the shares of Shamir Salads held by the
     Company, taking any action not in accordance with the articles of association of Shamir Salads as in effect prior to May 18, 2009, and/or interfering with the functions of Shamir Salads' board of directors as composed prior to May 18, 2009. In addition, pursuant to the injunction, the Sellers are prohibited from interfering with the functions of the co-CEO of Shamir Salads nominated by the Company and/or from preventing the deputy CFO of Shamir Salads from participating in the discussions to approve the financial statements of Shamir Salads.

     On June 17, 2009, the Sellers petitioned the district court in Tel Aviv for temporary relief against the Company and others, a declaratory judgement and other relief in connection with an alleged fundamental breach by the
     Company of the Shamir Agreement and for the return of the shares in Shamir
     Salads and the consideration paid therefor. On June 22, 2009, an arbitrator was chosen to address all disputes between the parties. As part of the arbitration proceeding, the Sellers and the Company each submitted a complaint against the other for damages on August 4, 2009. The Company intends to vigorously defend its rights in this matter. The temporary injunction against the Sellers will remain in effect until the arbitration procedures will end.

     3. Gold Frost Ltd. ("Gold Frost") signed an agreement to sell Gold Frost's
     51% interest in a Danish dairy distributor ("Distributor") to the
     Distributor and/or to the Distributor other shareholder ("Other
     Shareholder") for $400,000. Gold Frost acquired its 51% interest from the
     Other Shareholder in February 2008. According to the terms of the agreement, an amount equal to the balance of outstanding invoices owed by
     Gold Frost to the Distributor will be deducted as a downpayment, and the rest will be paid by deduction in the purchase price by a pre-determined amount for each shipment of goods that Gold Frost will purchase from the
     Distributor or from the Other Shareholder, and the balance of the consideration, if any, will be paid in April 2011.

     Gold Frost was granted the exclusive right to distribute all of the products of the Distributor and the Other Shareholder in Israel until April
     2012, as long as Gold Frost purchases a minimum quantity of products from the Distributor or from the Other Shareholder at fair market prices and that meet specified quality standards.

                                     F - 8

                        G. WILLI-FOOD INTERNATIONAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SUBSEQUENT EVENTS

     1. Following a tender offer for shares and/or depositary interests of Gold
     Frost, that the Company commenced on February 5, 2009 (see note 29(1) to the financial statements of the Company for the year ended December 31,
     2008) and which had expired, the Company commenced a second tender offer on
     June 22, 2009 to purchase from the holders of shares and/or depositary interests of Gold Frost all of the issued and outstanding share capital of
     Gold Frost not already held by the Company (which at the time of the tender offer held approximately 89.99 per cent of the issued and outstanding share capital of Gold Frost) for a price of 7 pence per share or per depositary interest in cash. The tender offer was subject to the condition that the number of shares and depositary interests duly tendered constitute, together with the shares held by the Company at such time, more than 95 per cent of the issued and outstanding share capital of Gold Frost.

     On July 27, 2009 the Company announced that it had successfully completed the tender offer. As of the time of expiration of the tender offer, an aggregate of 2,706,388 Gold Frost shares and depositary interests were duly tendered. Such shares and depositary interestes constituted, together with the shares held by the Company, more than 95 per cent of the issued and outstanding share capital of Gold Frost. In accordance with Israeli law, the Company purchased all of the issued and outstanding Gold Frost shares and depositary interests that had not been owned by it at the time of the tender offer (including those not tendered in the tender offer) at the tender offer price and will pay an aggregate amount of approximately
     (pound)370,430 for all such shares and depositary interests.

     2. On September 2, 2009 the Company had signed an agreement ("Agreement")
     to sell all of its holdings in Y.L.W Baron International Trading Ltd.
     ("Baron"), kosher food exporters located in Israel, and to assign all of its rights and obligations under the founders agreement from February 2007 to a private company owned by the Baron Family, who hold, as of the date of the Agreement the remaining shares in Baron.

     In exchange for the sale of shares and the assignment of rights and obligations, the Baron Family agreed to pay US$ 937,500, which was paid to the Company on the date of execution of the Agreement.

                                     F - 9

ITEM 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

The Company is an Israeli-based company engaged, directly and through subsidiaries, in the design, import, manufacturing, marketing and distribution of a broad range of food products purchased from over 120 suppliers worldwide and marketed throughout Israel, and to a much lesser extent, the areas administered by the Palestinian Authority. The products imported by the Company are marketed in Israel and sold to over 1,500 customers, including supermarket chains in the organized market, private supermarket chains, mini-markets, wholesalers, manufacturers and institutional consumers. The Company also sells its products outside Israel to a variety of customers around the world (U.S.,
Canada, England, Belgium, France, Switzerland, Australia, South America, Mexico,
Argentina and Chile).

The Company was incorporated in Israel in January 1994 and commenced operations in February 1994.

The Company's operating divisions include Willi-Food in Israel, Gold Frost, a wholly owned subsidiary that is a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads, an Israeli distributor and manufacturer of Mediterranean style salads. As previously reported by the
Company on July 27, 2009, the Company now holds 100% of the shares of Gold Frost following completion of its tender offer for Gold Frost shares. In addition, on
September 2, 2009 the Company signed an agreement ("Agreement") to sell all of its holdings in Y.L.W Baron International Trading Ltd. ("Baron"), kosher food exporters located in Israel, and to assign all of its rights and obligations under the founders agreement from February 2007 to a private company owned by the Baron family, who held, as of the date of the Agreement the remaining shares in Baron. In June 2009, Gold Frost sold all of its 51% interest in a Danish dairy distributor.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis. The convenience translation of New Israeli
Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on
June 30, 2009, which was NIS 3.919 per U.S. $1.00. The translation was made solely for the convenience of the reader.

SIX MONTHS ENDED JUNE 30, 2009

SALES

Revenues for the six-month period ended June 30, 2009 decreased 3.3% to NIS
179.3 million (US $45.8 million) compared to revenues of NIS 185.5 million (US
$47.3 million) in the six-month period ended June 30, 2008. The decrese in revenues was due to the cessation of the operations of the Company's U.S.
subsidiary, WF Kosher Food Distributors Ltd. - Laish Israeli ("WF Laish"),during
July 2008, as reported by the Company on July 14, 2008 offset by an increase in revenues due to expanded product lines that the Company launched and due to increased sales of existing products to new and existing customers.

GROSS PROFIT

Gross profit for the six-month period ended June 30, 2009 decreased 15.3% to NIS
39.7 million (US $10.1 million), or 22.1% of sales, compared to gross profit of
NIS 46.8 million (US $11.9 million) for the six-month period ended June 30,
2008, or 25.2% of sales. The decrease in Gross Profit as a percentage of sales was mainly due to the results for the first quarter of 2009 that were affected by the sharp decrease in global purchase prices of food products during the fourth quarter of 2008, resulting in the sharp decrease in the sale prices of the Company's products. Because the Company's commitments to purchase food products from its vendors were based on higher prices, the immediate consequence was a decline in the gross margin in the fourth quarter of 2008 and further decline in the first quarter of 2009. During the first quarter, the Company completed the sale of the inventory that it had acquired from vendors at the higher prices. The decrease in gross margin in the first quarter of 2009 compared to the gross margin in the first quarter of 2008 was also affected by the strengthening of the U.S. dollar versus the NIS (a depreciation of more than
10% of the value of the NIS during the first quarter of 2009) and the general effects of the global economic recession.

SELLING AND MARKETING EXPENSES

Sales and marketing expenses for the six-month period ended June 30, 2009 decreased 12.0% to NIS 15.4 million (US $3.9 million) compared to NIS 17.5 million (US $4.5 million) in the six-month period ended June 30, 2008. The decrease was mainly due to the cessation of the operations of the Company's U.S.
subsidiary, WF Laish, during July 2008, and due to the actions taken by the
Company's management during the first quarter of 2009 to reduce the Company's expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six-month period ended June 30, 2009 decreased 21.7% to NIS 10.9 million (US $2.8 million) compared to NIS 13.9 million (US $3.5 million) in the six-month period ended June 30, 2008. The decrease was mainly due to the actions taken by the Company's management during the first quarter of 2009 to reduce the Company's expenses and due to the transitional activities related to the closing down of WF Laish, in the amount of approximately NIS 2.6 million (US $0.7 million) in the six-month period ended
June 30, 2008.

OTHER EXPENSE (INCOME)

Other income for the six-month period ended June 30, 2009 was mainly due to a capital gain on disposal of subsidiary in the amount of NIS 1.2 million (US $0.3 million). Other expense for the six-month period ended June 30, 2008 was due to a final arbitration award entered against the Company for damages in the amount of NIS 2.0 million ($0.5 million) in connection with a dispute with Vitarroz.

OPERATING INCOME

Operating income for the six-month period ended June 30, 2009 increased 9.5% to
NIS 14.7 million (US $3.7 million) from NIS 13.4 million (US $3.4 million)
reported in the six-month period ended June 30, 2008.

FINANCIAL INCOME (EXPENSE), NET

Financial income, net, for the six-month period ended June 30, 2009 was NIS 0.3 million (US $0.07 million) compared to financial expense, net, of NIS 1.4 million (US $0.4 million) in the six-month period ended June 30, 2008. Financial income, net for the six-month period ended June 30, 2009 included mainly unrealized gain on marketable securities in the amount of NIS 1.6 million (US
$0.4 million) and income from short-term bank deposits in the amount of NIS 0.3 million (US $0.08 million), which was offset by foreign currency differences in the amount of NIS 1.0 million (US $0.3 million) and interest expense in the amount of NIS 0.5 million (US $0.13 million). Financial expense, net, for the six-month period ended June 30, 2008 included mainly foreign currency differences in the amount of NIS 2.1 million (US $0.5 million), bank fees in the amount of NIS 0.8 million (US $0.2 million) and unrealized loss on marketable securities in the amount of NIS 0.3 million (US $0.08 million) offset by decrease in values of warrants to issue shares in the amount of NIS 0.9 million
(US $0.2 million) and income from Short-term bank deposits in the amount of NIS
0.6 million (US $0.2 million).

TAXES ON INCOME

Taxes on income for the six-month period ended June 30, 2009 amounted to NIS 2.9 million (US $0.7 million) compared to NIS 3.8 million (US $1.0 million) in the six-month period ended June 30, 2008.

NET INCOME

Net income for the six-month period ended June 30, 2009 increased 47.1% to NIS
12.1 million (US $3.1 million), or 6.7% of sales, from NIS 8.2 million (US $2.1 million), or 4.4% of sales, for the six-month period ended June 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

For the six-month period ended June 30, 2009 cash and cash equivalents increased from approximately NIS 78.7 million (US $20.1 million) at December 31, 2008 to approximately NIS 95.3 million (US $24.3 million) as of June 30, 2009.

For the six-month period ended June 30, 2009, the Company generated a positive cash flow from operating activities of approximately NIS 20.7 million (US $5.3 million) compared to NIS 6.4 million (US $1.6 million) in the six-month period ended June 30, 2008. This increase was mainly due to a decrease in inventory of approximately NIS 13.5 million (US $3.5 million) (compared to increase in inventory of NIS 4.0 million (US $1.0 million) in the six-month period ended
June 30, 2008) and was offset by an increase in trade accounts receivable of approximately NIS 4.1 million (US $1.1 million) (compared to increase in trade accounts receivable of NIS 18.0 thousand (US $6.0 thousand) in the six-month period ended June 30, 2008).

During the six-month period ended June 30, 2009, the Company utilized a cash flow of NIS 3.2 million (US $0.8 million) from investing activities (compared to
NIS 20.6 million (US $5.3 million) in the six-month period ended June 30, 2008).
This decrease was mainly due to the purchase of subsidiaries and of additional shares in Gold Frost in the total amount of NIS 16.4 million (USD 4.2 million)
in the six-month period ended June 30, 2008.

During the six-month period ended June 30, 2009, the Company utilized a cash flow of NIS 1.1 million (US $0.3 million) from financing activities mainly due to repayment of loans of NIS 1.0 million (US $0.3 million), (compared to NIS 2.4 million (US $0.6 million) in the six-month period ended June 30, 2008) and due to short-term bank credit, net of NIS 0.6 million (US $0.2 million).

THREE MONTHS ENDED JUNE 30, 2009

SALES

Revenues for the three-month period ended June 30, 2009 increased 6.0% to NIS
83.8 million (US $21.4 million) compared to revenues of NIS 79.0 million (US
$20.2 million) in the three-month period ended June 30, 2008. The increase in revenues was mainly due to expanded product lines that the Company had launched and due to increased sales of existing products to new and existing customers.

GROSS PROFIT

Gross profit for the three-month period ended June 30, 2009 increased 6.6% to
NIS 17.9 million (US $4.6 million), or 21.3% of sales, compared to gross profit of NIS 16.8 million (US $4.3 million) for the three-month period ended June 30,
2008, or 21.2% of sales.

SELLING AND MARKETING EXPENSES

Sales and marketing expenses for the three-month period ended June 30, 2009 decreased 11.5% to NIS 7.5 million (US $1.9 million) compared to NIS 8.4 million
(US $2.2 million) in the three-month period ended June 30, 2008. Part of this decrease was attributed to the actions taken by the Company's management during the first quarter of 2009 to reduce the Company's expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three-month period ended June 30,
2009 amounted to NIS 5.5 million (US $1.4 million) compared to NIS 7.8 million
(US $2.0 million) in the three-month period ended June 30, 2008. Part of this decrease was attributed to the actions taken by the Company's management during the first quarter of 2009 to reduce the Company's expenses.

OTHER EXPENSE (INCOME)

Other income for the three-month period ended June 30, 2009 was mainly due to a capital gain on disposal of subsidiary in the amount of NIS 1.2 million (US $0.3 million). Other expense for the three-month period ended June 30, 2008 was due to a final arbitration award entered against the Company for damages in the amount of NIS 2.0 million ($0.5 million).

OPERATING INCOME (EXPENSE)

Operating income for the three-month period ended June 30, 2009 amounted NIS 6.2 million (US $1.6 million) compared to operating expense of NIS 1.4 million (US
$0.4 million) reported in the three-month period ended June 30, 2008.

FINANCIAL INCOME (EXPENSE), NET

Financial income, net, for the three-month period ended June 30, 2009 was NIS
332.0 thousand (US $84.7 thousand) compared to financial income, net, of NIS
271.0 thousand (US $69.2 thousand) in the three-month period ended June 30,
2008. Financial income, net, for the three-month period ended June 30, 2009 included mainly unrealized gain on marketable securities in the amount of NIS
527.0 thousand (US $134.0 thousand), which was offset by interest expense in the amount of NIS 223.0 thousand (US $57.0 thousand). Financial income, net, for the three-month period ended June 30, 2008 included mainly realized gain on derivatives of NIS 1.1 million (US $0.3 million) and decrease in values of warrants to issue shares in the amount of NIS 0.6 million (US $0.2 million), offset by foreign currency differences in the amount of NIS 1.6 million (US $0.4 million).

TAXES ON INCOME

Taxes on income for the three-month period ended June 30, 2009 amounted to NIS
1.2 million (US $0.3 million) compared to NIS 0.3 million (US $0.1 million) in the three-month period ended June 30, 2008.

NET INCOME (LOSS)

Net income for the three-month period ended June 30, 2009 amounted to NIS 5.3 million (US $1.4 million), compared to net loss of NIS 1.4 million (US $0.4 million) for the three-month period ended June 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

For the three-month period ended June 30, 2009, the Company generated a positive cash flow from operating activities of approximately NIS 30.1 million (US $7.7 million) compared to NIS 25.5 million (US $6.5 million) in the three-month period ended June 30, 2008. The increase was mainly due to an increase in trade accounts payables of approximately NIS 2.5 million (US $0.6 million) (compared to a decrease of NIS 10.4 million (US $2.7 million) in the three-month period ended June 30, 2008), and by an increase in payables and other current liabilities of approximately NIS 2.0 million (US $0.5 million) (compared to decrease of approximately NIS 3.7 million (US $0.9 million) in the three-month period ended June 30, 2008), offset by an increase in trade accounts receivable of approximately NIS 8.2 million (US $2.1 million) (compared to approximately
NIS 22.0 million (US $5.6 million) in the three-month period ended June 30,
2008.

During the three-month period ended June 30, 2009, the Company utilized cash flow of NIS 0.3 million (US $0.1 million) from investing activities (compared to
NIS 3.9 million (US $1.0 million) in the three-month period ended June 30,
2008), mainly from the realization of marketable securities, net of NIS 0.6 million (US $0.2 million) (compared to purchase of marketable securities, net of
NIS 1.8 million (US $0.5 million) in the three-month period ended June 30,
2008).

During the three-month period ended June 30, 2009, the Company utilized cash flow of NIS 3.1 million (US $0.8 million) from financing activities (compared to
NIS 1.0 million (US $0.3 million) in the three-month period ended June 30, 2008)
mainly due to short-term bank credit, net of NIS 2.7 million (US $0.7 million)
(compared to NIS 0.1 million (US $0.04 million) in the three-month period ended
June 30, 2008).